P.E. 1/1/02

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02012644

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

for the month of January 2002

ACS - TECH 80 LTD.

(Translation of Registrant's Name Into English)

Ha'Mada Ave., Migdal Ha'Emek 10500, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's press release dated January 28, 2002 announcing the reorganization of the Company's operations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACS–TECH 80 LTD.
(Registrant)

By: ____________________
Name: Ze'ev Kirshenboim
Title: Chief Executive Officer

Dated: January 28, 2002

EXHIBIT INDEX

Exhibit Number	Description
1.	Press release dated January 28, 2002.

574670_1

EXHIBIT 1

ACS-Tech80 Reorganizes R&D Operations

MIGDAL HA'EMEK, Israel, January 28 /PRNewswire/ -- ACS-Tech80 Ltd. (Nasdaq: ACSEF - news), a developer of proprietary software and advanced electronics for the production of universal, fully digital motion control products, reports that due to the present market conditions, it was decided to reorganize its operations as follows:

1. Consolidation of R&D activities. As of February 1, 2002 all R&D activities will be done only at the ACS-Tech80 Ltd Israeli facility.
2. Terminating all R&D activities at the Company's US subsidiary, ACS-Tech80 Inc, and increasing emphasis on the sales and marketing operation, including the expansion of applications and support engineering services.
3. In light of these changes, Mr. James Burkett, CEO of ACS-Tech80 Inc., was terminated from his position as CEO on January 24, and Mr. Rick Carlson, currently the U.S. subsidiary's CFO, has been appointed the General Manager of ACS-Tech80 Inc.

ACS-Tech80 develops and markets programmable motion control products that provide automated systems with the ability to move accurately and quickly. The Company's motion control products are utilized in advanced industrial applications, such as semiconductor manufacturing equipment, electronic testing and inspection stations, medical scanning and imaging systems, and high-quality printing machinery.

This press release contains forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: market demand for the Company's product, successful implementation of the Company's product, competitive factors, the ability to manage the Company's growth and the ability to recruit additional personnel.

Contact: Ze'ev Kirshenboim, President and CEO T: + 972-4-6546440